EXHIBIT 99.1

TransAlta to Host Investor Day

CALGARY, Alberta, Feb. 27, 2026 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to announce that it will hold an Investor Day in Toronto on Monday, March 23, 2026.

The formal presentation will commence at 9:00 a.m. During the event, we will provide an in-depth overview of the Company’s strategic priorities, long-term plan, financial outlook and growth opportunities.

TransAlta’s Investor Day is open to the investment community and is being hosted in a hybrid format, with in-person and live webcast attendance options available. Attendees may register for the webcast using the link below or register for in-person attendance through the Investor Centre of TransAlta’s website.

Webcast Registration Link:
https://reg.lumiengage.com/transalta

Event details:
TransAlta Investor Day
Monday, March 23, 2026
Start time: 9:00 a.m. ET / 7:00 a.m. MT

For those unable to attend or view the event live, a recording of the video webcast and corresponding presentation will be made available on the Investor Centre section of TransAlta’s website.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com